UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                     OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
--------------------------------------------------------------------------------

Name:
                                  The RAM Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                          225 PICTORIA DRIVE, SUITE 450
                             CINCINNATI, OHIO 45246

Telephone Number (including area code): 513-587-3400

Name and address of agent for service of process:

                                  TINA H. BLOOM
                               225 PICTORIA DRIVE
                                    SUITE 450
                             CINCINNATI, OHIO 45246

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES / X /  NO /   /

     An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507.

                                   SIGNATURES


     Pursuant to the requirements of the Investment Company Act of 1940 the sole Trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Dayton and state of Ohio on the 8th day of January 2008.


         [SEAL]                     THE RAM FUNDS

                                    /s/ John C. Riazzi
                                    ------------------
                                    BY:  John C. Riazzi, Initial Sole Trustee



Attest:   /s/ John F. Splain
         ---------------------
         Secretary